Mail Room 4561

								July 8, 2005

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

	Re:    	Wizzard Software Corporation
		Amendment No. 2 to Registration Statement on Form SB-2
		File No. 333-123715
		Post-Effective Amendment No. 2 to Registration Statement on
Form SB-2
      File No. 333-114791
		Form 10-KSB/A for the year ended December 31, 2004
		Form 10-QSB/A for the period ended March 31, 2005
		File No. 0-33381
		Filed July 17, 2005

Dear Mr. Spencer:

	We have reviewed your amended disclosure and responses and have the following comments. To the extent that the comments relate to the disclosure in the above-cited filings, please ensure that you revise those filings accordingly.

Amendment No. 2 to the Form 10-KSB for the year ended December 31,
2004

Disclosure Controls and Procedures
1. We note your revised statement that notwithstanding the material weaknesses in your internal controls, the "Chief Executive Officer and Chief Financial Officer, or the persons performing similar functions" concluded that your disclosure controls and procedures were effective as of December 31, 2004. Consistent with the disclosure in your March 31, 2005 Form 10-QSB, please specifically indicate that your President/Treasurer rendered the conclusion of management as to the effectiveness of your disclosure controls and procedures.
2. Please refer to prior comment 3 of our letter dated June 7, 2005.
Disclose when the material weakness first began and when the actions taken by the CEO and the outside professionals, whom we presume are accounting professionals, were initiated. In this regard, confirm whether the cost of $50,000 for consultants you expect to retain during the next 12 months refers to the engagement of the "outside professionals" mentioned in the paragraph explaining the basis for your effectiveness conclusion. In addition, tell us whether the accounting professionals are associated with your independent public accounting firm. See question 14 in Management`s Report on Internal
Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports Frequently Asked Questions available on our website.
3. Expand the disclosure to describe in reasonable detail what additional measures were taken by the CEO and accounting professionals. Your references to the "significant involvement" of the CEO and to the "engagement" of accounting professionals are overly vague.
4. You concluded that notwithstanding the material weaknesses identified in connection with the completion of your audit, your disclosure controls and procedures for the year ended December 31, 2004 were effective. However, in light of the fact that one of the weaknesses relates to the lack of sufficient knowledge and experience among the internal accounting personnel regarding the application of
US GAAP and SEC requirements, please disclose in greater detail the basis for management`s conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Financial Statements

Consolidated Statements of Operations, page F-3

5. Separate income statement classifications based solely on the form of consideration is not appropriate (i.e., non-cash compensation). Reclassify non-cash compensation to the appropriate line items based on the employee who received the benefit (i.e., cost of sales, research and development, sales and marketing or general and administrative).

Note 1 Revenue Recognition, page F-10

6. You disclose throughout your document that you sell hardware, software and services. Clarify the nature of the hardware you offer and how much revenue was derived from hardware, software and services for each year presented. Tell us how you considered EITF 03-05 with regards to arrangements that include hardware.

7. Your disclosure indicates that you sell customized products where
you create, plan and implement the entire project.   Tell us and
disclose how you are accounting for these arrangements. Note that if an arrangement to deliver software or a software system requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with ARB
45 and using the relevant guidance in SOP 81-1. Clarify and revise to provide all disclosures required by
      SOP 81-1.

8. We note that you offer text-to-speech engines from IBM and AT&T to businesses and software programmers. Tell us how you account for the royalty fees you receive from your customers and the portion you pay to IBM or AT&T. Tell us how you are presenting this revenue on your income statement and how you have considered
      EITF 99-19.

Note 8 Capital Stock, page F-16

9. We note that you have had a significant number of equity issuances to non-employees. For each grant made tell us and disclose how you valued the grant and the period(s) in which the related expense was recorded. Also, tell us how your accounting for each of the grants complies with EITF 96-18. Further note that MD&A should be revised to discuss this information.

Form 10-QSB/A filed June 17, 2005

10. Regarding the 5% minority acquisition of WSC in January 2005 which resulted in goodwill of $1.2 million, it is unclear how you determined that the goodwill related to this acquisition should be immediately written off and the reasons you believe this write-off is appropriate. Provide us with evidence to substantiate your assessment including any materials sent to the board of directors, trends in revenue from significant customers, monthly operating statements, comparisons of actual with forecasted cash flows, and timing of losses of key employees or customers, if applicable.

11. With respect to the issuance of the convertible notes in February
2005, tell us the amount of the issuance costs as well as how you have accounted for these costs.

      As appropriate, please amend your filings and respond to the comments relating to your Exchange Act reports within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Please direct all accounting concerns to Melissa Rocha at 202-
551-3854 or to Marc Thomas at 202-551-3452. All other questions should be directed Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, you may contact the undersigned at (202) 551-3730.

Sincerely,


Barbara C. Jacobs
Assistant Director

cc:	Via facsimile:  801-355-7126
	Branden T. Burningham, Esq.
	455 East 500 South, Suite 205
	Salt Lake City, Utah  84111


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Christopher J. Spencer
Wizzard Software Corporation
July 8, 2005
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